KENNETH J. ROLLINS (858) 550-6136 krollins@cooley.com	VIA EDGAR

January 4, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 First Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Katherine Wray, Staff Attorney
Mark P. Shuman, Legal Branch Chief
Melissa Fielder
Patrick Gilmore

RE:	DivX, Inc.
Form 10-K for the Fiscal Year ended December 31, 2006
Definitive Proxy Statement on Schedule 14A filed on April 27, 2007
Form 10-Q for the Fiscal Quarter ended September 30, 2007
Form 8-K filed on September 27, 2007

Ladies and Gentlemen:

On behalf of DivX, Inc. (the “Company”), we are electronically transmitting this letter to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff in a letter dated December 28, 2007 (the “Comment Letter”) with respect to the filings referenced above.

Pursuant to a telephone conversation on January 3, 2008 with Katherine Wray of the Staff, this letter will serve to confirm that the Company intends to file a detailed response to the Comment Letter no later than Friday, January 25, 2008.

Please do not hesitate to call me at (858) 550-6136 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ KENNETH J. ROLLINS
Kenneth J. Rollins

Dan L. Halvorson, DivX, Inc.

David J. Richter, Esq., DivX, Inc.

Johnny Y. Chen, Esq., DivX, Inc.

Steven M. Przesmicki, Esq., Cooley Godward Kronish LLP

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